Filed by BlackRock Muni New York Intermediate Duration Fund, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock Multi-State Municipal Series Trust

File No. 333-235834

Date: March 27, 2020

Contact:

1-800-882-0052

BlackRock Muni New York Intermediate Duration Fund, Inc. Announces Additional Information

Regarding the Special Meeting of Stockholders to be Held on April 1, 2020

New York, March 27, 2020 – BlackRock Muni New York Intermediate Duration Fund, Inc. (NYSE:MNE) announced today additional information regarding the Special Meeting of Stockholders of MNE to be held on April 1, 2020 at 10:00 a.m., Eastern Time (the “Special Meeting”). Due to the emerging public health impact of the coronavirus pandemic (COVID-19) and to support the health and well-being of MNE’s stockholders, officers and other personnel, the Special Meeting will convene at 10:00 a.m., Eastern time, on April 1, 2020 and be immediately adjourned to 10:15 a.m., Eastern time, on April 1, 2020 to be held in virtual format only.

As described in the proxy materials for the Special Meeting previously distributed, stockholders of record of MNE as of the close of business on February 3, 2020 (“Record Date Stockholders”) are entitled to notice of and to vote at the Special Meeting and any and all adjournments or postponements thereof. To participate in the adjourned Special Meeting in virtual format at 10:15 a.m. on April 1, 2020, Record Date Stockholders must visit www.meetingcenter.io/297714209, and enter the password (MNE2020) and the control number found on their proxy card. Record Date Stockholders may vote during the Special Meeting by following the instructions available on the Special Meeting website during the Special Meeting.

If a Record Date Stockholder holds shares through a bank, broker or other nominee, the Record Date Stockholder must register in advance to attend and vote at the Special Meeting in virtual format. To register, a Record Date Stockholder must submit a “legal proxy” from the broker, bank or other nominee, along with the Record Date Stockholder’s name and email address, to Georgeson, LLC, MNE’s proxy tabulator. A Record Date Stockholder may forward an email from the Record Date Stockholder’s intermediary or attach an image of the Record Date Stockholder’s legal proxy to legalproxy@computershare.com. Requests for registration must be received no later than 5:00 p.m., Eastern Time, on Monday, March 30, 2020. A Record Date Stockholder requesting registration will receive a confirmation email from Georgeson, LLC of registration and a control number that will allow the Record Date Stockholder to vote at the Special Meeting. Record Date Stockholders who hold shares through a bank, broker or other nominee and who do not provide a legal proxy will be able to attend the Special Meeting as a guest but will not be able to vote at the Special Meeting.

Whether or not a Record Date Stockholder plans to attend the Special Meeting, the Board of Directors of MNE recommends that Record Date Stockholders vote their shares by indicating their voting instructions on the proxy card or voting instruction form they previously received and signing, dating and returning the card/form in the postage-paid envelope provided, or by recording their voting instructions by telephone or via the Internet. The proxy card or voting instruction form previously received by Record Date Stockholders will not be updated to reflect that the Special Meeting will be held in virtual format and may continue to be used to vote a Record Date Stockholder’s shares in connection with the Special Meeting.

Additional Information about the Merger and Where to Find It

The proxy materials contain important information; please read them carefully. Copies of the Proxy Statement/Prospectus are available for free on the Securities and Exchange Commission’s website at www.sec.gov or by visiting https://www.proxy-direct.com/blk-31108 or calling MNE’s proxy solicitor at 1-800-868-1391.

This press release is not intended to, and does not, constitute an offer to purchase or sell shares of the Funds, nor is this press release intended to solicit a proxy from any stockholder of any of the Funds. The solicitation of the purchase or sale of securities or of proxies to effect the Merger will only be made by either the definitive Proxy Statement or the definitive Proxy Statement/Prospectus.

The Funds and their respective directors/trustees, officers and employees, and BlackRock, and its stockholders, officers and employees and other persons may be deemed to be participants in the solicitation of proxies with respect to the Merger. Investors and stockholders may obtain more detailed information regarding the direct and indirect interests of the Funds’ respective directors/trustees, officers and employees, and BlackRock and its stockholders, officers and employees and other persons by reading the Proxy Statement and the Proxy Statement/Prospectus.

About BlackRock

BlackRock’s purpose is to help more and more people experience financial well-being. As a fiduciary to investors and a leading provider of financial technology, our clients turn to us for the solutions they need when planning for their most important goals. As of December 31, 2019, the firm managed approximately $7.43 trillion in assets on behalf of investors worldwide. For additional information on BlackRock, please visit www.blackrock.com | Twitter: @blackrock | Blog: www.blackrockblog.com | LinkedIn: www.linkedin.com/company/blackrock

Availability of Fund Updates

BlackRock will update performance and certain other data for the BlackRock closed-end funds on a monthly basis on its website in the “Closed-end Funds” section of www.blackrock.com as well as certain other material information as necessary from time to time. Investors and others are advised to check the website for updated performance information and the release of other material information about the Funds. This reference to BlackRock’s website is intended to allow investors public access to information regarding the Funds and does not, and is not intended to, incorporate BlackRock’s website in this release.

Forward-Looking Statements

This press release, and other statements that BlackRock or the Funds may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the Funds’ or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Funds, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Funds or in the Funds’ net asset value; (2) the relative and absolute investment performance of the Funds and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to the Funds or BlackRock, as applicable; (8) terrorist activities, international hostilities, health epidemics and/or pandemics and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of the Funds with the SEC are accessible on the SEC’s website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Funds. The information contained on BlackRock’s website is not a part of this press release.

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